Mail Stop 4561
Via fax (715) 424-3414

September 25, 2009

Terrance D. Paul
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495

>   **Re: Renaissance Learning, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 11, 2009**
>   **File No. 0-22187**

Dear Mr. Paul:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

> Sincerely,
>
> Kathleen Collins
> Accounting Branch Chief